Michael K. Coddington
MCoddington@faegre.com
612.766.7328
October 27, 2006
VIA FEDERAL EXPRESS
Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Capella Education Company Registration Statement on Form S-1/A-5 File No.: 333-124119 Filed October 27, 2006
Dear Mr. Pinkerton:
     On behalf of Capella Education Company (the “Company”), for which we are serving as counsel, by this letter we file via electronic transmission pursuant to Rule 101(a)(2)(i) of Regulation S-T a copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) which was filed by the Company on the date hereof with the Commission. Among other changes, Amendment No. 5 reflects revisions made by the Company to its Registration Statement in response to the Staff's oral comments on the Company's Registration Statement on Form S-1/A-4, dated as of October 19, 2006, as discussed during our telephone conference on October 24, 2006.
     If we can facilitate the Staff’s review of Amendment No. 5 in any way, please telephone me at (612) 766-7328 or Erik Romslo at (612) 766-7079. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.
Very truly yours,

FAEGRE & BENSON LLP

/s/ Michael K. Coddington

Michael K. Coddington

cc:	Stephen G. Shank Lois M. Martin Gregory W. Thom Damien Zoubek Susan Jong David B. Miller Erik J. Romslo